Exhibit 1

[GRAPHIC OMITTED]

[LOGO] HAVAS

                                                  Suresnes, March 4th 2004, 7h30

Press release

               2003 OPERATING MARGIN OF 8.3%, OR (euro)136 million

              THE NEW ORGANIZATION ANNOUNCED ON SEPTEMBER 18TH 2003
                      IS ALREADY HAVING A POSITIVE EFFECT

             IN 2004 THE GROUP SHOULD RETURN TO A DYNAMIC OF GROWTH
                    AND SIGNIFICANTLY IMPROVED PROFITABILITY

The Board of Directors of Havas, chaired by Alain de Pouzilhac, convened on March 3rd 2004 to approve the Group's 2003 financial statements.

1.    2003

      -     Figures

            o Revenue for 2003 totaled(euro)1.645 billion, down 17.2%, and down 5.7% on a comparable basis and at constant exchange rates.

            o Operating income was(euro)136 million, representing an operating margin of 8.3%, compared to 11.5% in 2002.

            o Exceptional loss of (euro)226 million was primarily comprised of (euro)172 million restructuring costs and (euro)51 million relating to the buy-back of the put feature of the 2009 Oceane
                  (bond).

            o After financial costs, tax and minority interests, the net loss (Group share) before goodwill amortization amounted to
                  (euro)179 million.

            o     After goodwill amortization of (euro)217 million, including
                  (euro)151 million of impairment, the net loss was (euro)396 million, or ((euro)1.33) per share.

            o Net debt at December 31st 2003 amounted to(euro)642 million, compared to(euro)664 million at December 31st 2002.

            o     Free cash flow(1) generated during the year amounted to
                  (euro)36 million.

            o Shareholders' equity amounted to (euro)661 million at December 31st 2003, compared to (euro)1.197 billion at December 31st 2002, a decrease of (euro)536 million, due to the loss recorded during the year and to an unfavorable exchange rate impact of (euro)121 million.

----------
(1) Free Cash Flow = net cash from operations + net cash from investing activities - dividends + capital increases

      -     Comments

            o 2003: Growth and operating margin evolution below objectives, restructuring costs generally in line with the plan, and debt under control

                  - The decline in operating margin was mainly due to poor forecasting from Euro RSCG, which at a late stage in the year turned out to be over-optimistic. Revenues were therefore lower than anticipated, resulting in cost structure which was too high. This exceptional situation should not be repeated in 2004.

                        As part of its restructuring, the Group reacted at the end of the year by eliminating more positions than originally anticipated. This necessary reaction did not increase the overall restructuring costs which were confirmed at (euro)172 million. The increase in the amount allocated to redundancy payments ((euro)47 million compared to the (euro)35 million initially announced) was compensated for by a reduction in the provisions necessary for the real estate program ((euro)75 million compared to the (euro)100 million initially announced). Savings from the restructuring plan implemented in the second half of 2003 had little impact on 2003, as expected, but will have their full effect in 2004.

                  - Net debt was down by (euro)22 million at December 31st 2003 compared to December 31st 2002, despite the integration of a financial debt of (euro)50 million relating to the buy-back of the 2009 Oceane put feature.

                        This reduction is related to the generation of (euro)36 million of free cash flow, reflecting strict control of investments and a significant improvement in working capital (+ (euro)81 million excluding exceptional items).

                        The purchase of the 2009 Oceane put feature resulted in the postponement of the reimbursement of a large proportion of the debt to January 1st 2009.

      o 2003: The restructuring has not in any way diminished the Group's capacity to develop its existing clients, win new global clients and achieve a successful year in terms of creativity.

            - Havas developed its existing clients substantially, with the following new wins by country and by discipline: 18 new countries or disciplines for France Telecom, 15 for Peugeot, 8 for Reckitt Benckiser, 7 for Danone, Diageo and L'Oreal , 6 for Air France and Nestle , 5 for Alcatel, Cadbury and Intel.

            - Ten major account wins helped move the Group up to number four worldwide(2) in New Business, ahead of WPP, which confirms the appropriateness of Havas' strategy in having two global networks and a strong creative presence in the key countries worldwide.

                  These ten major accounts are Intel Centrino, MCI Corporate, Polaroid, Aventis Lantus, Roche Diagnostic, Cap Gemini, Areva, Remy Cointreau, Fromage Suisses and Amgen Corporate.

                  Overall, net new business(3) increased by 5.8% compared to 2002. This represents estimated billings of (euro)1,696 million.

----------
(2) Advertising Age, Global and Pan Regional Ranking, published on December 15th, 2003
(3) Net new business reflects estimated annual advertising budgets won minus estimated annual advertising budgets lost.

            - 2003 was also an outstanding year, quite the best in the Group's history, in terms of creativity and innovation.

                  The Peugeot 206 film entitled "The Sculptor" won the most awards of any commercial in the world in 2003 and was judged Best TV Campaign in the world (Gunn Report). It also won the Journalists' Award at Cannes. The Evian "Water Boy" film was voted France's favorite commercial of the year, ranked first by Ipsos in its 2003 Advertising lists (TV).

                  Euro RSCG was the only network to win awards at Cannes in each of the communication disciplines, demonstrating its expertise in integrated communication.

                  Arnold was ranked 4th worldwide (Gunn Report(4)) for its high level of creativity.

2. The new organization announced on September 18th 2003 is already having a positive effect.

      -     A streamlined and reduced cost base...

            Of the fifty companies which penalized the Group's performance in 2003:

      - All companies with strong potential have been successfully transferred;

      -     All those that were earmarked for closure have been closed;

      - All those earmarked for restructuring have been restructured with changes in management

      - Around 60% (in terms of revenue) of companies to be disposed of have been sold or are about to be sold (letters of intent have been signed).

      - In addition to headcount reduction, over 70,000 m(2) of real estate has been made available to let, concentrating operations in a smaller number of sites.

            Cost savings estimated for 2004 and resulting from the restructuring of the second half of 2003 come to (euro)126 million, including
            (euro)70 million from existing companies and (euro)56 million from the elimination of costs from the companies closed and sold. This
            (euro)126 million is broken down into (euro)94 million compensation costs and (euro)32 million general and administrative costs.

      - Leading to a simplified and stronger organization, based on two global networks and a strong creative presence on the major world markets

            Euro RSCG Worldwide has been substantially strengthened by the integration of 19 new companies in all its disciplines. Under the management of its new chairman Jim Heekin, the network is now ready to offer integrated communications through a unique organization: the "Power of One".

----------
(4)   Gunn Report published on November 2003

            MPG is continuing to expand its global media consultancy network. Havas' objective is to accelerate its geographical expansion through joint ventures or commercial agreements before the end of summer 2004.

            Arnold Worldwide Partners, in its new configuration, has restored its creative and commercial dynamism which is already generating significant success so far this year.

3.    Dividend 2003

            The Board of Directors has decided to recommend to the Annual Shareholders Meeting of May 26th, 2004 to continue to realign the dividend with the communication sector average. This alignment corresponds to a dividend of 5 cents per share (net dividend), to be paid on June 17th, 2004.

4. 2004: the Group should return to a dynamic of growth and significantly improved profitability

      -     New talent

            Havas has succeeded both in retaining its most able staff and attracting new talent to key positions in all divisions, helping it to face the challenge of winning market share, especially with the major world advertisers, strengthen the management of its divisions and optimize its operations.

      -     A good level of New Business since the beginning of the year

            Havas was ranked third for New Business in January 2004 by Advertising Age(5), ahead of Interpublic and WPP.

         Significant examples include:

            o Retaining the Fidelity account and winning Relpax and Tyson Foods in the USA (Arnold);
            o     Winning Diageo and VW in Spain and Columbia Telecom (MPG);
            o Winning SanDisk on a global basis, Inamed in the US and in Marketing Services Royal Mail in the UK, Dial Corps and DTVN in the US and Nokia Interactive in Latin America (Euro RSCG);
            o     Winning flybmi.com in the UK (Euro RSCG Interaction).
            o     And yesterday, winning Wanadoo in France (Euro RSCG C&O).

      -     The pursuit of excellence in creativity and innovation

            Euro RSCG Interaction has been named worldwide Agency of the Year in the interactive market(6), which should be the most dynamic sector in 2004 according to the London Business School Survey(7).

            BETC Euro RSCG was ranked number one creative agency by CB News(8)

      -     Ongoing efforts to cut costs

----------

(5)   AdWatch, Billings Action in January 2004, Advertising Age, March 1st, 2004
(6)   Interactive Quarterly, Adweek, February 23rd, 2004
(7) Marketing Expenditure Trends, Havas/London Business School, published on December 2003
(8)   Les Hits d'Or, CB News, January 12th, 2004

            The optimization of the Group's resources continues, with transversal projects in real estate, IT, and other principal general and administration categories. In major countries, administrative and financial departments are being rationalized.

      -     A revamped financial system

            The financial reporting system has been reorganized in order to reinforce performance monitoring and accelerate the Group's capacity to react.

5.    Conclusion

While the current climate is certainly more auspicious than in 2003, even if it is still not clear whether a real global recovery is on its way, Havas should, whatever the environment, reap the benefits of its new organization and return to a dynamic of growth while boosting its profitability significantly. This must also be sustainable. Havas is therefore continuing to invest in its resources, its ability to innovate, to deliver great creative ideas to its clients in all communications sectors, and, finally, in its people, the Group's most valuable asset, both today and tomorrow.

Appendix: New business 2003, statement of operations, balance sheet and statement of cash flows


Contacts:

Communications:                             Simon Gillham
                                            Tel: +33 (0)1 58 47 90 40
                                            simon.gillham@havas.com

Investor Relations:                         Virginia Jeanson
                                            Tel: +33 (0)1 58 47 91 34
                                            virginia.jeanson@havas.com

                                            Catherine Francois
                                            Tel: +33 (0)1 58 47 91 35
                                            catherine.francois@havas.com

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 75 countries through its networks of agencies located in 47 countries and contractual affiliations with agencies in 28 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 16,000 people.

Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.



2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B

APPENDIX 1

2003 New Business

o Major integrated global accounts: Amgen Corporate, Areva, Aventis Lantus, Cap Gemini, Intel Centrino, Fromages Suisses, MCI Corporate, Polaroid, Roche Diagnostic, Remy Cointreau

o Winning flagship brands in regional or local markets : Integrated communications, Agilent, American Legacy, Amtrak, Carrefour, Travelocity, Advertising, Accucard, Biosynergy, Coca Cola, Colonial Williamsburg, EDF, Koenig Pilsener, Schweizerische Bundesbahn, Universal Studio Canada, Vision Express, Yili Milk, Media, winning flagship brands in regional or local markets: Agilent, Amtrak, Barclays, Carrefour, France Telecom, MCI, Schering Plough, Travelocity

o Account losses: Abbey National, Alberto Culver, Camelot, Monster.com, Subway, Yahoo,

APPENDIX 2

Consolidated income statement

--------------------------------------------------------------------------------------------------------------------
        In 000'(euro)(except per share data)               Notes           2003            2002            2001
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Billings                                                     15         10 969 782       13 256 265      14 950 258
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Turnover                                                     15          5 490 233        6 294 610       6 706 642
Cost of sales                                                15         (3 845 588)      (4 307 164)     (4 465 224)
Revenue                                                      15          1 644 645        1 987 446       2 241 418
Compensation                                                              (968 316)      (1 124 015)     (1 262 947)
Other expenses, net                                          16           (540 529)        (634 576)       (744 493)
Total Operating expenses                                    23.1        (1 508 845)      (1 758 591)     (2 007 440)
Operating income                                                           135 800          228 855         233 978
Financial income (expense)                                   17            (44 766)         (46 508)        (25 003)
Profit before tax and exceptional items                                     91 034          182 347         208 975
Exceptional items                                            18           (225 862)          (9 068)       (151 329)
Tax                                                      19 / 23.1         (38 196)         (61 655)        (28 962)
Net income of fully consolidated companies                                (173 024)         111 624          28 684
Income from associates (equity method)                       6.2               710               (8)         (1 315)
Net income before goodwill amort. & impairment                            (172 314)         111 616          27 369
Group share                                                               (179 308)          94 556          11 152
Goodwill amortization and impairment                         20           (216 820)         (71 205)        (69 421)
Consolidated net income                                                   (389 134)          40 411         (42 052)
Group share                                                               (395 753)          23 461         (57 777)

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Earnings per share                                      2.2.11 / 21
Net income before goodwill amortization and impairment
                                                                    ------------------------------------------------
     Basic earnings                                                          (0.60)            0.32            0.04
     Diluted earnings                                                        (0.60)            0.31            0.04
                                                                    ------------------------------------------------
Consolidated net income
                                                                    ------------------------------------------------
     Basic earnings                                                          (1.33)            0.08           (0.21)
     Diluted earnings                                                        (1.33)            0.08           (0.21)
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
EBIT                                                        2.2.8          (89 352)         219 779          81 334
--------------------------------------------------------------------------------------------------------------------

APPENDIX 3

Consolidated balance sheet

-------------------------------------------------------------------------------------------------------
           ASSETS (In 000'(euro))                    Notes         31.12.2003   31.12.2002   31.12.2001
                                                                       Net          Net          Net
-------------------------------------------------------------------------------------------------------
Goodwill                                            2.1.4 / 4      1 583 185    1 892 523    1 939 526

Other intangible assets                             2.2.1 / 5         53 544       63 341       57 752

Tangible assets                                     2.2.1 / 5        137 357      191 308      256 415
Lands                                                                    559        4 453        7 571
Buildings                                                             39 251       42 303       63 585
Plant and equipment                                                   35 703       51 085       63 794
Others                                                                61 844       93 467      121 465

Financial assets                                                      22 606       26 405       26 537
Investments in non-consolidated companies              6.1             5 951        6 738        4 916
Associates' equity (equity method)                     6.2               968          203          209
Others                                             6.3 / 2.2.1        15 687       19 464       21 412

-------------------------------------------------------------------------------------------------------
Total Fixed assets                                                 1 796 692    2 173 577    2 280 230
-------------------------------------------------------------------------------------------------------

Work in progress                                      2.2.2           59 794       81 180       96 717
Trade receivables                                       7          1 131 729    1 370 100    1 662 891
Other debtors and sundry receivables                2.2.2 / 7        386 650      485 087      564 957
Deferred tax assets                                2.2.4 / 14        166 609      202 658      260 875
Marketable securities                                   8            445 860      478 231       61 725
Cash                                                                 253 315      316 793      404 478

-------------------------------------------------------------------------------------------------------
Total Current assets                                               2 443 957    2 934 049    3 051 643
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                       4 240 649    5 107 626    5 331 873
-------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
    LIABILITIES AND EQUITY (In 000'(euro))         Notes        31.12.2003   31.12.2002   31.12.2001
-----------------------------------------------------------------------------------------------------

Shareholders' equity (Group share)                    9           640 387    1 165 485     1 381 910
Share capital                                                     122 479      122 088       121 728
Share premium account                                           1 789 950    1 786 247     3 079 831
Retained earnings                                                (876 289)    (766 311)   (1 761 872)
Consolidated net income                                          (395 753)      23 461       (57 777)

Minority interests                                    9            21 279       31 853        60 055
Retained earnings                                                  14 660       14 904        44 330
Net income                                                          6 619       16 949        15 725

Provisions for risk and expenses                     10           244 731      157 878       178 210

Financial liabilities                                11         1 341 162    1 459 445     1 169 470
Convertible bonds                                               1 100 924    1 215 214       795 606
Other borrowings and financial liabilities                        240 238      244 231       373 864

Operating and non-operating payables                            1 993 090    2 292 965     2 542 228
Trade payables                                                  1 047 188    1 169 250     1 360 929
Other payables                                     12 / 13        936 155    1 120 352     1 166 730
Deferred tax liabilities                         2.2.4 / 14         9 747        3 363        14 569

-----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                    4 240 649    5 107 626     5 331 873
-----------------------------------------------------------------------------------------------------

APPENDIX 4

Consolidated statement of cash flows

-------------------------------------------------------------------------------------------------------------
                        (In 000'(euro))                         Notes        2003         2002        2001
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Consolidated net income :        Group share                              (395,753)      23,461      (57,775)
                                 Minority interests                          6,619       16,949       15,723

Elimination of non cash items
+ Amortization and depreciation                                            274,075      143,625      153,161
+ Changes in provisions and deferred taxes                                 130,048       24,737       (3,252)
- (Gains) / losses on disposal of fixed assets                               6,899      (11,774)      15,187

Income from associates (equity method), net of dividends                       124          244        2,336

Operating cash flows                                                        22,012      197,242      125,380

Changes in working capital                                                 132,262       46,841      (23,220)
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                        22.1      154,274      244,083      102,160
-------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES

Purchase of fixed assets                                                  (122,777)    (170,698)    (385,281)
- Intangible and tangible                                                  (55,031)     (71,070)    (100,679)
- Financial                                                                (67,746)     (99,628)    (284,602)

Proceeds from sale of fixed assets                                          36,789       41,588       41,097
- Intangible and tangible                                                   23,124       29,345        9,416
- Financial                                                                 13,665       12,243       31,681

Net cash position of subsidiaries purchased or sold                          4,789       18,711       36,586
-------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                            22.2      (81,199)    (110,399)    (307,598)
-------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES

Dividends paid to Havas' shareholders                                      (29,896)     (69,912)     (62,712)
Dividends paid to minority interests                                       (13,375)     (19,364)     (20,576)
Capital increase                                                             5,697        9,293       (1,269)

Proceeds from long-term borrowings                                          12,224      457,384       37,559
Repayment of long-term borrowings                                         (153,677)     (77,360)     (70,225)
Changes in cash from financing activities                                   52,990       11,093        5,244
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                 22.3     (126,037)     311,134     (111,979)
-------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (52,962)     444,818     (317,417)

Cash and cash equivalents brought forward at January 1 (1)                 697,233      286,544      614,234
Currency translation adjustments on cash and cash equivalents              (20,874)     (34,129)     (10,273)
-------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT DECEMBER 31 (1)                               623,397      697,233      286,544
-------------------------------------------------------------------------------------------------------------

(1) Cash and cash equivalents at January 1 and December 31 do not include treasury stock which is shown in marketable securities in the balance sheet assets, and do not represent short-term cash.


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